Exhibit 99.1

Cenovus recognized for leadership role in emissions reporting

CALGARY, Alberta (October 13, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) is being recognized for its leadership in the reporting of greenhouse gas emissions through inclusion in the 2011 Carbon Disclosure Leadership Index for Canada for the second consecutive year.

Cenovus was one of 20 Canadian companies named by the Carbon Disclosure Project (CDP) to recognize exceptional levels of climate change disclosure. The company was ranked eighth and was one of four energy companies to be recognized.

“Cenovus is dedicated to reducing our impact on air, land and water in all aspects of our business,” said Judy Fairburn, Cenovus Executive Vice-President, Environment & Strategic Planning. “We’re working to integrate environmental matters into business decisions and remain committed to transparent disclosure of greenhouse gas emissions. Continued inclusion in the Carbon Disclosure Leadership Index indicates that we are on the right track.”

The CDP, an independent not-for-profit organization, operates the world’s largest storehouse of data on corporate greenhouse gas (GHG) emissions and conducts an annual survey of more than 3,000 companies in 60 countries. The companies voluntarily submit information about GHG management strategies, emissions accounting, emissions reductions, corporate governance, and best practices in areas such as energy efficiency and funding for innovation.

“Companies that make the Carbon Disclosure Leadership Index have demonstrated good internal data management practices for understanding greenhouse gas emissions,” said Paul Simpson, Chief Executive Officer of the CDP. “Those organizations that give clear consideration to measuring and reporting on climate change issues will be best placed to capitalize on the opportunities from managing them.”

The 2011 CDP survey was conducted on behalf of 551 investment companies around the world that manage US$71 trillion in assets. The full list of companies included in the 2011 Carbon Disclosure Leadership Index for Canada is available at www.cdproject.net/canada.

In addition to disclosing information about GHG management through the CDP, Cenovus also publishes an annual Corporate Responsibility report that includes information on air, water and land. The full report is available at www.cenovus.com/responsibility.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

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Carbon Disclosure Project

The Carbon Disclosure Project (CDP) is an independent not-for-profit organization holding the largest database of primary corporate climate change and water information in the world. Some 3,000 organizations across the world’s largest economies now measure and disclose their greenhouse gas emissions and assessment of climate change risk and opportunity through CDP, in order that they can set reduction targets and make performance improvements. This data is gathered on behalf of 551 institutional investors, holding US$71 trillion in assets. For more information visit www.cdproject.net.

CENOVUS CONTACT

Jessica Wilkinson

Media Relations Advisor

403-766-8990

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